Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as of February 16, 2021, by and among DIAC Sponsor LLC and Andrew Poole (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of shares of Class A common stock, $0.0001 par value, of Delwinds Insurance Acquisition Corp., as of February 16, 2021, relating to such beneficial ownership, being filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Date: February 16, 2021	DIAC SPONSOR LLC

	By:	/s/ Andrew Poole
		Name:	Andrew Poole
		Title:	Managing Member

Date: February 16, 2021		/s/ Andrew Poole
Andrew Poole